UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

 FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934
Date of Report (Date of Earliest Event Reported): November 17, 2020 (November 17, 2020)

 THIRD POINT REINSURANCE LTD.
(Exact name of registrant as specified in its charter)

Bermuda	001-36052	98-1039994
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)
Point House
3 Waterloo Lane
Pembroke HM 08 Bermuda
(Address of principal executive offices and Zip Code)
Registrant’s telephone number, including area code: +1 441 542-3300
Not Applicable
(Former name or former address, if changed since last report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Common Shares, $0.10 par value	TPRE	New York Stock Exchange
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR 230.405) or Rule 12b-2 of the Exchange Act of 1934 (17 CFR 240.12b-2).
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.
In connection with its upcoming special general meeting of shareholders, Third Point Reinsurance Ltd. (“Third Point Re”) is making available to its shareholders a marked copy of the proposed changes to its bye-laws. The marked copy of the bye-laws shows the changes that would be implemented if all of the proposed changes are approved by shareholders. Insertions are underlined and deletions are stricken through. The marked copy of the bye-laws is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Item 9.01	Financial Statements and Exhibits.
(d) Exhibits

Exhibit No.	Description

99.1	Marked version of Third Point Reinsurance Ltd. bye-laws.

SAFE HARBOR STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the Merger, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the Merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of Third Point Re and Sirius Group and are subject to significant risks and uncertainties outside of our control. Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that Sirius Group shareholders may not adopt the merger agreement or that Third Point Re shareholders may not approve the share issuance, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) the risks that any of the closing conditions to the Merger may not be satisfied in a timely manner, and (5) the risk that the combined company may not achieve the expected benefits of the transaction. Discussions of additional risks and uncertainties are contained in Third Point Re’s and Sirius Group’s filings with the Securities and Exchange Commission. Neither Third Point Re nor Sirius Group is under any obligation, and each expressly disclaims any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.
WHERE TO FIND ADDITIONAL INFORMATION
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the Merger. In connection with the Merger, Third Point Re filed with the SEC on October 23, 2020 a final joint proxy statement/prospectus ("Joint Proxy Statement/Prospectus"), which was declared effective by the SEC, and each of Third Point Re and Sirius Group may be filing with the SEC other documents regarding the Merger. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the Joint Proxy Statement/Prospectus and other documents filed by Third Point Re and Sirius Group with the SEC at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus and each company’s other filings with the SEC may also be obtained from the respective companies. Free copies of documents filed with the SEC by Third Point Re will be made available free of charge on Third Point Re’s investor relations website at https://www.thirdpointre.com/investors/. Free copies of documents filed with the SEC by Sirius Group will be made available free of charge on Sirius Group’s investor relations website at https://ir.siriusgroup.com/.
PARTICIPANTS IN THE SOLICITATION
Third Point Re and its directors and executive officers, and Sirius Group and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from their respective shareholders in respect of the proposed merger. Information about the directors and executive officers of Third Point Re is set forth in its Annual Proxy Statement, which was filed with the SEC on April 27, 2020. Information about the directors and executive officers of Sirius Group is set forth in its Annual Report on Form 10-K, which was filed with the SEC on March 5, 2020 (as amended by Amendment No. 1 on Form 10-K/A filed with the SEC on April 21, 2020). Investors may obtain additional information regarding the interest of such participants by reading the Joint Proxy Statement/Prospectus.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 17, 2020	/s/ Janice R. Weidenborner
	Name:	Janice R. Weidenborner
	Title:	EVP, Group General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	Marked version of Third Point Reinsurance Ltd. bye-laws.